
November 14, 2013

Via E-mail
Robert J. Zatta
Senior Vice President and Chief Financial Officer
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540

    Re: Rockwood Holdings, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2012
          Filed February 25, 2013
          Definitive Proxy Statement on Schedule 14A
          Filed April 8, 2013
          File No. 1-32609

Dear Mr. Zatta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business, page 3
Raw Materials, page 17

1. Refer to the second paragraph of your disclosure on page 18. Please tell us whether Exhibit 10.69, Scheme Implementation Agreement, is the contract with the Chilean government for the mining of lithium brine in the Atacama Desert. We are unable to locate this agreement based on footnotes (AE) to this exhibit, which appear to refer to filings dated well before the agreement date of August 23, 2012. If Exhibit 10.69 represents an entirely different agreement, please file the long-term contract with the Chilean government as an exhibit with your next periodic report, or otherwise explain to us why you would not be required to do so.

2. We note your lithium segment produces lithium and potash from mining facilities located at La Negra, Chile and Silver Peak, Nevada (also possibly Kings Mountain North Carolina).

Supplementally, please provide the asset valuation, net profits, and total revenues for these mining facilities to verify their materiality. We may have further comments pending your response.

3. Please disclose your proven and/or probable reserves for your mineral properties as of your fiscal year end and the expected duration of mining activity.

4. Please disclose your annual mineral production, i.e. Lithium Carbonate, Potash, and Salt along with the annual capacity at each of your mining/processing facilities.

Item 3. Legal Proceedings, page 33

5. Refer to your disclosure in Note 19 on page 105 to your financial statements. In future filings, please ensure to identify the name of the court or the agency in which a proceeding is pending. In this regard, we note that in your discussion of "Former Glass Sealant Business" or "Real Estate Transfer Tax Matter" you have provided only a general description of the courts where the matters are pending.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23
Pay for Performance, page 28

6. Refer to your disclosure at the top of page 31. You state that the compensation committee determined that the compensation of the chairman and chief executive officer "is appropriately aligned with [y]our performance." With a view towards future disclosure, please provide us with the findings of Cook & Co.'s analyses upon which the compensation committee based its determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345, or in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief